  Exhibit 99.1

First Mining Gold Corp.

Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2020 and 2019
(Unaudited)

FIRST MINING GOLD CORP.
INTERIM CONSOLIDATED STATEMENTS OF NET LOSS AND COMPREHENSIVE LOSS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2020 AND 2019
(Expressed in thousands of Canadian dollars, except share and per share amounts)
(Unaudited)

	September 30, 2020	December 31, 2019

ASSETS
Current
Cash and cash equivalents	$32,477	$5,902
Investments (Note 5)	24,016	1,775
Prepaid expenses, accounts and other receivables	886	652
Total current assets	57,379	8,329

Non-current
Mineral properties (Note 6)	168,188	252,815
Investment in Treasury Metals Inc. (Note 3)	62,833	-
Mineral property investments (Note 7)	6,724	5,398
Property and equipment	536	608
Other assets	683	870
Total non-current assets	238,964	259,691
TOTAL ASSETS	$296,343	$268,020

LIABILITIES
Current
Accounts payable and accrued liabilities (Note 9)	$2,080	$1,398
Flow-through share premium liability (Note 12)	48	341
Current portion of lease liability	110	94
Current portion of environmental reclamation provision (Note 10)	1,005	716
Option – PC Gold (Note 6(a))	2,590	-
Obligation to distribute investments (Note 3)	37,222	-
Total current liabilities	43,055	2,549

Non-current
Silver Stream derivative liability (Note 4)	13,490	-
Lease liability	471	554
Environmental reclamation provision (Note 10)	1,371	1,639
Deferred tax liabilities	-	946
Total non-current liabilities	15,332	3,139
TOTAL LIABILITIES	58,387	5,688
SHAREHOLDERS’ EQUITY
Share capital (Note 11)	315,151	282,666
Warrant and share-based payment reserve (Note 11)	44,594	33,330
Obligation to distribute investments (Note 3)	(37,222)	-
Accumulated other comprehensive loss	(1,207)	(3,649)
Accumulated deficit	(83,360)	(50,015)
Total shareholders’ equity	237,956	262,332
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$296,343	$268,020
Subsequent events (Note 16)

The consolidated financial statements were approved by the Board of Directors:

Signed: “Keith Neumeyer”, Director	Signed: “Raymond Polman”, Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

FIRST MINING GOLD CORP.
INTERIM CONSOLIDATED STATEMENTS OF NET LOSS AND COMPREHENSIVE LOSS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2020 AND 2019
(Expressed in thousands of Canadian dollars, except share and per share amounts)
(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019

OPERATING EXPENSES (Note 13)
General and administration	$441	$914	$2,449	$2,555
Exploration and evaluation	213	215	571	659
Investor relations and marketing communications	346	230	892	963
Corporate development and due diligence	59	116	285	399
Impairment of non-current assets (Note 3)	2,372	341	24,870	341
Loss from operational activities	(3,431)	(1,816)	(29,067)	(4,917)

OTHER ITEMS
Foreign exchange (loss) gain	(64)	13	543	9
Other expenses	(25)	(9)	(71)	(70)
Interest and other income	31	28	85	151
Investments fair value loss (Notes 5)	(3,439)	-	(426)	-
Loss on disposal of subsidiaries (Note 6(b))	-	-	(303)	-
Fair value loss on Silver Stream derivative liability (Note 4)	(6,112)	-	(6,112)	-
Loss before income taxes and equity income	$(13,040)	$(1,784)	$(35,351)	$(4,827)
Deferred income tax recovery	221	141	1,539	141
Equity income from investment in Treasury Metals (Note 3)	467	-	467	-
Net loss for the period	$(12,352)	$(1,643)	$(33,345)	$(4,686)

OTHER COMPREHENSIVE INCOME (LOSS)
Items that will not be reclassified to net income or (loss):
Investments fair value gain (Note 5)	1,648	1,030	1,721	1,181
Mineral property investments fair value gain (Note 7)	423	-	1,326	-
Items that are or may be reclassified to net income or (loss):
Currency translation adjustment of foreign subsidiaries	(10)	19	25	(29)
Recycling of currency translation adjustment on disposal of foreign subsidiaries (Note 6(b))	-	-	(630)	-
Other comprehensive income	2,061	1,049	2,442	1,152

Net loss and comprehensive income for the period	$(10,291)	$(594)	$(30,903)	$(3,534)
Basic and diluted loss per share	$(0.02)	$(0.01)	$(0.05)	$(0.01)
Weighted average number of shares outstanding – Basic and Diluted	656,270,866	584,221,888	632,847,071	571,352,155

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

FIRST MINING GOLD CORP.
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2020 AND 2019
(Expressed in thousands of Canadian dollars)
(Unaudited)

	Nine months ended September 30,
	2020	2019

Cash flows from operating activities
Net loss for the period	$(33,345)	$(4,686)
Adjustments for:
Depreciation	233	129
Investments fair value loss (Note 5)	426	-
Loss on disposal of subsidiaries (Notes 3, 6(b))	303	-
Equity income from investment in Treasury Metals (Note 3)	(467)	-
Fair value loss on Silver Stream derivative liability (Note 4)	6,112	-
Unrealized foreign exchange gain	(606)	(21)
Other expenses	62	72
Share-based payments (Note 11(d))	777	1,381
Impairment of non-current assets (Note 3)	24,870	341
Deferred income tax recovery	(1,539)	(141)
Operating cash flows before movements in working capital	(3,174)	(2,925)
Changes in non-cash working capital items:
Increase in accounts and other receivables	(71)	(124)
Increase in prepaid expenditures	(8)	(128)
(Decrease) increase in accounts payables and accrued liabilities	(244)	14
Total cash used in operating activities	(3,497)	(3,163)

Cash flows from investing activities
Mineral property expenditures (Note 6)	(9,474)	(4,096)
Investment in Treasury Metals Inc. (Note 3)	(118)	-
Property and equipment purchases	(197)	(83)
Option payments and expenditures recovered (Note 6)	148	97
Proceeds from sale of investments	-	504
Total cash used in investing activities	(9,641)	(3,578)

Cash flows from financing activities
Net proceeds from bought deal financing (Note 11(b))	26,647	-
Net proceeds from private placements (Note 11(b))	9,124	7,270
Net proceeds from ATM program (Note 11(b))	125	-
Net proceeds from First Majestic Silver Corp. (Note 4)	3,263	-
Proceeds from exercise of warrants and stock options	706	43
Repayment of lease liability	(67)	-
Finance costs paid	(41)	-
Total cash provided by financing activities	39,757	7,313

Foreign exchange effect on cash	(44)	-

Change in cash and cash equivalents	26,575	572
Cash and cash equivalents, beginning	5,902	5,115
Cash and cash equivalents, ending	$32,477	$5,687

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

FIRST MINING GOLD CORP.
INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2020 AND 2019
(Expressed in thousands of Canadian dollars, except share and per share amounts)
(Unaudited)

	Number of common shares	Share capital	Warrant reserve	Share-based payment reserve	Accumulated other comprehensive income (loss)	Accumulated deficit	Total

Balance as at December 31, 2018	558,316,916	$275,068	$13,600	$16,630	$(5,292)	$ (43,056)	$ 256,950
Proceeds from private placements (Note 11(b))	25,690,772	6,393	1,018	-	-	-	7,411
Flow-through share premium liability (Note 11(b))	-	(475)	-	-	-	-	(475)
Shares issuance costs (Note 11(b))	-	(120)	(21)	-	-	-	(141)
Exercise of warrants (Note 11(c))	214,200	108	(65)	-	-	-	43
Share-based payments	-	-	-	1,863	-	-	1,863
Loss for the period	-	-	-	-	-	(4,686)	(4,686)
Other comprehensive income	-	-	-	-	1,152	-	1,152
Balance as at September 30, 2019	584,221,888	$280,974	$14,532	$18,493	$(4,140)	$(47,742)	$262,117
Balance as at December 31, 2019	591,997,138	$282,666	$14,532	$18,798	$(3,649)	$(50,015)	$262,332
Proceeds from bought deal financing (Note 11(b))	57,500,000	25,339	3,411	-	-	-	28,750
Bought deal financing share issuance costs (Note 11(b))	-	(1,854)	(249)	-	-	-	(2,103)
Proceeds from private placements (Note 11(b))	40,198,095	8,160	1,122	-	-	-	9,282
Flow-through share premium liability (Note 11(b))	-	(300)	-	-	-	-	(300)
Private placements share issuance costs (Note 11(b))	-	(136)	(22)	-	-	-	(158)
At-the-market distributions (Note 11(b))	532,000	125	-	-	-	-	125
Exercise of options (Note 11(d))	2,092,500	1,049	-	(428)	-	-	621
Exercise of warrants (Note 11(c))	247,500	98	(13)	-	-	-	85
Shares issued for prior mineral property acquisition	24,220	4	-	-	-	-	4
Warrants issued to First Majestic Silver Corp. (Note 4)	-	-	6,278	-	-	-	6,278
Share-based payments	-	-	-	1,165	-	-	1,165
Obligation to distribute investments	--	-	-	-	-	(37,222)	(37,222)
Loss for the period	-	-	-	-	-	(33,345)	(33,345)
Other comprehensive income	-	-	-	-	2,442	-	2,442
Balance as at September 30, 2020	692,591,453	$315,151	$25,059	$19,535	$(1,207)	$(120,582)	$237,956

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

FIRST MINING GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars unless otherwise noted, tabular amounts are expressed in thousands of Canadian dollars)
(Unaudited)

1. NATURE OF OPERATIONS

First Mining Gold Corp. (the “Company” or “First Mining”) is a public company which is listed on the Toronto Stock Exchange (the “TSX”) under the symbol “FF”, on the OTCQX under the symbol “FFMGF”, and on the Frankfurt Stock Exchange under the symbol “FMG”. The Company’s head office and principal address is Suite 2070 – 1188 West Georgia Street, Vancouver, British Columbia, Canada, V6E 4A2.

First Mining was incorporated on April 4, 2005. The Company changed its name to First Mining Gold Corp. in January 2018.

First Mining is a Canadian gold company focused on the development and permitting of the Springpole Gold Project in northwestern Ontario. The Company also holds a significant equity investment in Treasury Metals Inc. (“Treasury Metals”) (TSX: TML) (Note 3) which is advancing the Goliath-Goldlund gold projects in Ontario towards a construction decision. First Mining’s portfolio of gold projects in eastern Canada also includes Pickle Crow (being advanced in partnership with Auteco Minerals Ltd. (“Auteco”) (ASX: AUT)), Cameron, Hope Brook, Duparquet, Duquesne, and Pitt.

These condensed interim consolidated financial statements include the accounts of the Company and its subsidiaries. The following table highlights the Company’s material subsidiaries together with their projects:

Name of the subsidiary	Ownership Percentage	Project	Location
Gold Canyon Resources Inc.	100%	Springpole Gold Project (“Springpole”)	Northwestern Ontario, Canada
Coastal Gold Corp.	100%	Hope Brook Gold Project (“Hope Brook”)	Newfoundland, Canada
Cameron Gold Operations Ltd.	100%	Cameron Gold Project (“Cameron”)	Northwestern Ontario, Canada
PC Gold Inc.	100%	Pickle Crow Gold Project (“Pickle Crow”) (Note 6(a))	Northwestern Ontario, Canada
Clifton Star Resources Inc.	100%	Duquesne Gold Project (“Duquesne”) 10% indirect interest in the Duparquet Gold Project (“Duparquet”) Pitt Gold Project (“Pitt”)	Québec, Canada

2. BASIS OF PRESENTATION

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting using policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. These condensed interim consolidated financial statements should be read in conjunction with the Company’s audited annual consolidated financial statements for the year ended December 31, 2019, as some disclosures from the annual consolidated financial statements have been condensed or omitted. There are no IFRS or International Financial Reporting Interpretations Committee interpretations that are not yet effective that would be expected to have a material impact on the Company’s consolidated financial statements.

These condensed interim consolidated financial statements have been prepared on a historical cost basis, except for financial instruments classified as fair value through profit and loss or fair value through other comprehensive income (loss), which are stated at their fair value. The condensed interim consolidated financial statements are presented in Canadian dollars, unless otherwise noted, and tabular amounts are expressed in thousands of Canadian dollars.

The functional currency of the Company and its Canadian subsidiaries is the Canadian dollar while the functional currency of the Company’s non-Canadian subsidiaries is the US dollar.

These condensed interim consolidated financial statements were approved by the Board of Directors on November 13, 2020.

In preparing the Company’s unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2020, the Company used the same accounting policies and methods of computation as in the annual consolidated financial statements for the year ended December 31, 2019, except for the following policies adopted as a result of the new transactions which occurred in the period:

a)
Investment in associate

An associate is an entity over which the Company has significant influence and which is neither a subsidiary nor a joint arrangement.

The Company has significant influence over an entity when it has the power to participate in the financial and operating policy decisions of the associate but does not have control or joint control.

The Company’s investment in the common shares of Treasury Metals (Note 3) has been treated as an investment in associate and accounted for using the equity method.

Under the equity method, the Company’s investment in the common shares of the associate is initially recognized at cost and subsequently increased or decreased to recognize the Company’s share of net income and losses of the associate, after any adjustments necessary to give effect to uniform accounting policies, any other movement in the associate’s reserves, and for impairment losses after the initial recognition date. The Company’s share of income and losses of the associate is recognized in net income during the period.

Dividends and repayment of capital received from an associate are accounted for as a reduction in the carrying amount of the Company’s investment.

At the end of each reporting period, the Company assesses whether there is any objective evidence that an investment in an associate is impaired. Objective evidence includes observable data indicating there is a measurable decrease in the estimated future cash flows of the investee’s operations. A significant or prolonged decline in the fair value of an equity investment below its cost is also objective evidence of impairment. When there is objective evidence that an investment is impaired, the carrying amount of such investment is compared to its recoverable amount, being the higher of its fair value less costs of disposal and value-in-use. If the recoverable amount of an investment is less than its carrying amount, the carrying amount is reduced to its recoverable amount and an impairment loss, being the excess of carrying amount over the recoverable amount, is recognized in the period in which the relevant circumstances are identified. When an impairment loss reverses in a subsequent period, the carrying amount of the investment is increased to the revised estimate of recoverable amount to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had an impairment loss not been previously recognized. A reversal of an impairment loss is recognized in net income in the period in which the reversal occurs.

FIRST MINING GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars unless otherwise noted, tabular amounts are expressed in thousands of Canadian dollars)
(Unaudited)

2. BASIS OF PRESENTATION (Continued)

b)
Accounting policy judgements and estimation uncertainty

The Company’s management makes judgments in its process of applying the Company’s accounting policies in the preparation of its unaudited condensed interim consolidated financial statements. In addition, the preparation of the financial data requires the Company’s management to make estimates of the impacts of uncertain future events on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period, and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered relevant under the circumstances. Revisions to estimates and the resulting impacts on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.

In preparing the Company’s unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2020, the policy judgments and estimation uncertainty disclosed in Note 3 of its audited consolidated financial statements for the year ended December 31, 2019 continue to apply. In addition, the following new areas of accounting policy judgment and estimation uncertainty are applicable:

COVID-19

In March 2020, the World Health Organization declared a global pandemic related to the virus known as COVID-19. As the Company does not have production activities, the ability to fund ongoing exploration is affected by the availability of financing. Due to market uncertainty the Company may be restricted in its ability to raise additional funding. The impact of COVID-19 on the Company over time is not determinable; however, its effects may have a material impact on the Company’s financial position, results of operations and cash flows in future periods.

Classification and fair value of silver stream derivative liability

The Company has concluded that its Silver Stream is a standalone derivative measured at fair value through profit and loss (“FVTPL”). The Silver Stream failed to qualify under the ‘own use exemption’ as a result of the silver substitution provisions within the Silver Purchase Agreement. In addition, the Company has an unavoidable obligation to repay the Advance Payment or deliver the silver to First Majestic.

The determination of the fair value is also an area of significant estimation uncertainty. The fair value is calculated by utilising a Monte Carlo simulation valuation model. A Monte Carlo valuation model relies on random sampling and is often used when modeling cash flows with many inputs and where there is significant uncertainty in the future value of inputs and where the movement of the inputs can be independent of each other. The key inputs used in the Silver Stream fair value calculation are further disclosed in Note 4. Changes in the inputs to the valuation model may result in material changes in the fair value of the silver stream derivative liability and the amount of fair value gains or losses recognized in the statement of net loss and comprehensive loss in future periods.

Recoverable amount of the Goldlund project

As described in Note 3(b), management estimated the recoverable amount of the Goldlund project upon close of the Treasury Share Purchase Agreement (defined in Note 3). The estimation uncertainty in this calculation arose primarily from assumptions about:

●
The probability of receipt of the contingent milestone payments (discussed below)
●
The fair value of Treasury Metals Warrants (defined in Note 3) (discussed below); and
●
The value of the retained property interest in the form of the 1.5% NSR, which was calculated using a probability-weighted discounted cash flow model.

Milestone payments per Treasury Share Purchase Agreement

The Company applied judgment in the determination of whether to recognize the contingent milestone payments in accordance with the Treasury Share Purchase Agreement (defined in Note 3). In management’s judgment, it is probable that a significant reversal in the amount of cumulative milestone payments recognized may occur due to the uncertainty of these milestones being reached. In making this judgment, management considered the expected length of time that may pass before this uncertainty is resolved, as well as the fact that achievement of the milestones is outside of the Company’s control. Therefore, the milestone payments were not considered in the determination of the recoverable amount of the Goldlund project and have not been recognized as assets as at September 30, 2020.

Fair value of Treasury Metals Warrants

The Company made assumptions when estimating the fair value of its warrants held in Treasury Metals, as described in Note 3. The fair value of the warrants at the date of grant is measured using the Black‐Scholes pricing model. Changes in the input assumptions can significantly affect the fair value estimate.

Impairment of investment in associate

With respect to its investment in associate, the Company is required to make estimates and judgments about future events and circumstances and whether the carrying amount of the asset exceeds its recoverable amount. Recoverability depends on various factors, including the identification of economic recoverability of reserves at Treasury Metals’ exploration properties, the ability of Treasury Metals to obtain the necessary financing to complete the development, and future profitable production or proceeds from the disposition of the Treasury Metals shares themselves. The publicly quoted share price of Treasury Metals is also a source of objective evidence about the recoverable amount of the equity investment.

Fair value of the Option – PC Gold

The company has made assumptions when estimating the fair value of this option liability which arises under the terms of the Earn-In Agreement described in Note 6(a). As there is no observable market data which can be used to determine the fair value of the Option – PC Gold liability, management uses property specific and market-based information to determine whether a significant change in the fair value of the option liability has occurred. The specific assumptions made are disclosed in Note 6(a). Changes in these assumptions can significantly affect the fair value estimate.

FIRST MINING GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars unless otherwise noted, tabular amounts are expressed in thousands of Canadian dollars)
(Unaudited)

3. INVESTMENT IN TREASURY METALS

a)
Treasury Share Purchase Agreement Overview

On August 7, 2020, First Mining completed its transaction with Treasury Metals under a share purchase agreement (the “Treasury Share Purchase Agreement”), pursuant to which Treasury Metals agreed to acquire all of the issued and outstanding shares of Tamaka Gold Corporation, a previously wholly-owned subsidiary of the Company, and 100% owner of the Goldlund Project. Under the terms of the Treasury Share Purchase Agreement, First Mining received total consideration of $91,521,000 which was comprised of (i) 43.33 million common shares (post-consolidation) of Treasury Metals (“Treasury Metals Shares”); (ii) 11.67 million common share purchase warrants (post-consolidation) of Treasury Metals (“Treasury Metals Warrants”) with an exercise price of $1.50 for a 3-year term; (iii) a retained 1.5% Net Smelter Returns (“NSR”) royalty on Goldlund (0.5% of which can be bought back by Treasury Metals for $5 million in cash); and (iv) the right to certain contingent milestone payments totaling $5 million, payable in cash on certain key advancements at Goldlund.

b)
Initial Recognition of Consideration Received

The components of the consideration received in connection with the sale of Tamaka comprised the following:

●
$78,000,000 for 43.33 million Treasury Metals Shares (the “Share Consideration”);
●
$9,812,000 for 11.67 million Treasury Metals Warrants (the “Warrant Consideration”) - Note 5; and
●
$3,709,000 for the retained 1.5% NSR (the “NSR Consideration”) - Note 6.
        $91,521,000

Share Consideration

The Company applies equity accounting for the investment in the Treasury Metals Shares. The fair value of the Treasury Metals Shares at closing of $78,000,000 was determined using the quoted price of Treasury Metals common shares on August 7, 2020. Upon closing of the transaction, First Mining held approximately 40% (September 30, 2020 – 40%) of Treasury Metals common shares (on an undiluted basis) and has nominated three individuals to its Board of Directors. The Company has concluded it has significant influence over Treasury Metals and will account for its investment using the equity method.

Warrant Consideration

The warrants of Treasury Metals have been accounted for as FVTPL. The Company uses the Black-Scholes option pricing model to calculate the fair value of the warrants held in Treasury Metals both as at August 7, 2020 and on an ongoing basis. The Company used the following assumptions:

	August 7, 2020	September 30, 2020
Risk-free interest rate	0.23%	0.23%
Expected life (years)	3.00 years	2.85 years
Expected volatility(1)	62.44%	62.79%
Expected dividend yield	Nil	Nil

(1)
The computation of expected volatility was based on Treasury Metals’ historical price volatility, over a period which approximates the expected life of the warrant.

As at September 30, 2020, the fair value of the warrants decreased to $6,860,000 which resulted in a loss of $2,952,000 for the period between August 7, 2020 to September 30, 2020. The loss is recorded within the investments fair value gain (loss) in the statement of net loss and comprehensive income.

NSR Consideration

The 1.5% NSR royalty on Goldlund was measured at fair value and recorded in “Disposal, impairment or reclassification” under “Mineral Properties” (Note 6).

c)
Equity Accounting Method for Investment in Treasury Metals and Impairment

As at September 30, 2020 the fair market value of the Company’s investment in common shares of Treasury Metals was $62,833,000, based on the quoted market price. Due to the significant decline in fair value of the Treasury Metals Shares at September 30, 2020, the Company recorded an impairment of the investment in Treasury Metals amounting to $15,634,000. This impairment is recorded within the impairment of non-current assets in the statement of net loss and comprehensive income.

Investment in Treasury Metals
Balance, December 31, 2019	$-
Acquisition – Initial Recognition on August 7, 2020	78,000
Equity income	467
Impairment of Investment in Treasury Metals Inc.	(15,634)
Balance, September 30, 2020	$62,833

Treasury Metals Summarized Statement of Financial Position

The assets and liabilities of Treasury Metals are summarized in the following table and the September 30, 2020 numbers are taken from Treasury Metals’ interim condensed consolidated financial statements as at September 30, 2020.

September 30, 2020
Current assets	$9,060
Non-current assets	175,354
184,414
Current liabilities	6,470
Non-current liabilities	8,289
14,759
Net assets	$169,655

FIRST MINING GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars unless otherwise noted, tabular amounts are expressed in thousands of Canadian dollars)
(Unaudited)

3. INVESTMENT IN TREASURY METALS (Continued)

Reconciliation of Net Assets to Carrying value

Balance, December 31, 2019	$-
Initial Recognition on August 7, 2020	167,238
Equity income	1,194
Other increase in equity of Treasury Metals	1,223
Balance, September 30, 2020	$169,655
First mining’s share of net assets	65,334
Incremental fair value of Goldlund-Goliath mineral property	13,133
Impairment of investment in Treasury Metals	(15,634)
Carrying value	$62,833

d)
Goldlund Mineral Property Impairment

During the nine months ended September 30, 2020, the Company recorded an impairment of the Goldlund project amounting to $9,236,000 (2019 - $nil), based on the recoverable amount indicated by the consideration received under the Treasury Share Purchase Agreement. In determining the recoverable amount, management determined the fair value of the 43.33 million Treasury Metals Shares based on quoted market prices, the fair value of the 11.67 million Treasury Metals Warrants based on a Black-Scholes option valuation, and the fair value of the retained 1.5% NSR royalty based on a probability weighted discounted cash flow model. As at June 30, 2020, the Company recorded an impairment of the Goldlund project amounting to $22,498,000 (2019 - $nil) based on facts and circumstances in existence at that date, which was partially reversed based on the transaction value at the closing date on August 7, 2020, resulting in an impairment reversal of $13,262,000 for the three months ended September 30, 2020. This cumulative impairment is recorded within the impairment of non-current assets in the statement of net loss and comprehensive income.

Reconciliation of Income Statement expense: Impairment of non-current assets

	3 months ended September 30, 2020	9 months ended September 30, 2020
Mineral Property impairment – recorded on June 30, 2020	$-	$22,498
Mineral Property impairment reversal – recorded on August 7, 2020	(13,262)	(13,262)
Impairment of Investment in Treasury Metals (Equity Interest)	15,634	15,634
Total expense for the period	$2,372	$24,870

e)
Obligation to Distribute Investments

In accordance with the terms of a Shareholders Agreement signed in connection with the transaction, First Mining is required to distribute approximately 20.94 million Treasury Metals Shares and all of the Treasury Metals Warrants to its shareholders (the “Distribution”) within 12 months of closing of the transaction. Following the Distribution, First Mining will retain approximately 22.39 million Treasury Metals Shares, leaving the Company with a 19.9% interest. As at September 30, 2020, the Company accrued a liability for the obligation to distribute investments of $37,222,000 with a corresponding entry booked into equity.

4. SILVER STREAM DERIVATIVE LIABILITY

a)
Silver Purchase Agreement Overview

On June 10, 2020, the Company entered into a silver purchase agreement (the “Silver Purchase Agreement”) with First Majestic Silver Corp. (“First Majestic”), which closed on July 2, 2020. Under the terms of the Silver Purchase Agreement, First Majestic agreed to pay First Mining total consideration of US$22.5 million, in three tranches, for the right to purchase 50% of the payable silver produced from the Springpole Gold Project over the life of the project (the “Silver Stream”) and also received 30 million common share purchase warrants of First Mining. Each share purchase warrant entitles First Majestic to purchase one common share of First Mining at an exercise price of $0.40 for a period of five years.

Upon receipt of its share of silver production, First Majestic will make ongoing cash payments to First Mining for each ounce of silver delivered in an amount equal to 33% of the lesser of the average spot price of silver for the applicable calendar quarter, and the spot price of silver at the time of delivery (the "Silver Cash Price"), subject to a price cap of US$7.50 per ounce of silver (the “Price Cap”). The Price Cap is subject to annual inflation escalation of 2%, beginning at the start of the third year after commencement of production at the project.

First Mining has the right to repurchase 50% of the Silver Stream for US$22.5 million at any time prior to the commencement of production at Springpole (the “Buy-Back Right”).

b)
Consideration Received and Future Silver Stream Terms

Per the Silver Purchase Agreement, First Majestic paid US$10 million to First Mining on the July 2, 2020 closing date, with US$2.5 million paid in cash and the remaining US$7.5 million paid in common shares of First Majestic (the Company received 805,698 First Majestic common shares and these were recorded in Investments – see Note 5).

Future consideration payable for the Silver Stream includes two further tranches (split evenly between cash and First Majestic common shares) based on the achievement of certain Springpole Gold Project milestones. Upon completion of a positive a Pre-Feasibility Study (“PFS”), First Mining will receive US$7.5 million from First Majestic, with a further US$5 million payable upon First Mining receiving approval of either a Federal or Provincial Environmental Assessment. (The three tranches of consideration totaling US$22.5 million constitute the “Advance Payment”). In the event of default, First Majestic may terminate the Silver Purchase Agreement and the Advance Payment received by First Mining at that time would become repayable.

The Advance Payment amount is used to track the stream balance for commercial, but not accounting purposes. Until the date where the Advance Payment is reduced to nil, an amount equal to the number of ounces of silver delivered to First Majestic multiplied by the difference between the spot price of silver and the Silver Cash Price shall reduce the balance of the Advance Payment on the delivery date. In the event the Company exercises the Buy-Back Right by paying US$22.5 million to First Majestic, the Advance Payment amount shall be reduced to nil.

The Silver Stream has an initial term of 40 years from July 2, 2020. The term is automatically extended by successive 10-year periods as long as the life of mine continues for the Springpole Gold Project. If upon expiration of the term of the Silver Purchase Agreement, the Company has not sold to First Majestic an amount of silver sufficient to reduce the Advance Payment to nil, then a refund of the uncredited balance, without interest shall be due and owing by the Company to First Majestic.

FIRST MINING GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars unless otherwise noted, tabular amounts are expressed in thousands of Canadian dollars)
(Unaudited)

4. SILVER STREAM DERIVATIVE LIABILITY (Continued)

The silver delivered to First Majestic may be sourced from the Springpole Gold Project, or the Company may substitute any required refined silver with refined silver from a source other than the Springpole Gold Project, with the exception of silver purchased on a commodity exchange.

c)
Silver Stream Derivative Liability Fair Value

The Company has concluded that the Silver Stream is a standalone derivative measured at FVTPL. The Company considered whether the Silver Stream would qualify as an ‘own use contract’, whereby it would not require fair value accounting under IFRS. An ‘own use contract’ is one that results in the physical delivery of a company’s own non-financial asset. The Silver Stream failed to qualify under the ‘own use exemption’ as a result of the silver substitution provisions within the Silver Purchase Agreement. In addition, the Company has an unavoidable obligation to repay the Advance Payment or deliver the silver to First Majestic.

As of the acquisition date, the estimated fair value of the Silver Stream derivative liability was determined using a discounted cash flow model which incorporated a Monte Carlo simulation. The fair value of the Silver Stream derivative liability is a Level 3 measurement. The key inputs to calculate the fair value of the silver stream derivative liability at each reporting date include:

●
COMEX spot silver price;
●
COMEX silver forward curve;
●
COMEX 5-year at-the-money silver implied volatility;
●
USD 3-month LIBOR discount curve;
●
First Mining’s estimated credit spread;
●
Probability of receiving future advanced payments; and
●
Quarterly delivery schedule of payable silver.

The fair value of the Silver Stream derivative liability is calculated at each reporting date  as the net of the future Advance Payment tranches receivable (an asset for the Company) and the Silver Stream obligation (a liability to the company), with gains and losses recorded in the statement of net loss and comprehensive income loss. The fair value of the Silver Stream derivative liability at July 2, 2020 was determined to be US$5,431,000 ($7,378,000), which consisted of the fair value of the Advance Payment tranches yet to be received of US$8,473,000 ($11,512,000), net of the fair value of the future Silver Stream obligation of US$13,904,000 ($18,890,000). At September 30, 2020, the fair value of the Silver Stream is US$10,115,483 ($13,490,000), which consisted of the fair value of the Advance Payment tranches receivable of US$8,506,000 ($11,346,000) net of the fair value of the Silver Stream obligation of US$18,621,000 ($24,836,000).

Silver Stream derivative liability
Balance, December 31, 2019	$-
Fair value of Silver Stream derivative liability - Initial Recognition on July 2, 2020	(7,378)
Change in fair value during the period	(6,112)
Balance, September 30, 2020	$(13,490)

The fair value of the 30 million common share purchase warrants issued to First Majestic as part of the transaction was calculated using the Black-Scholes option pricing model. The fair value of the warrants of $6,278,000 was recorded in Equity (Warrant reserve) on the Company’s consolidated statements of financial position. The Company used the following Black-Scholes assumptions:

July 2, 2020
Risk-free interest rate	0.38%
Expected life (years)	5.00 years
Expected volatility(1)	70.65%
Expected dividend yield	Nil

(1)
The computation of expected volatility was based on the Company’s historical price volatility, over a period which approximates the expected life of the warrant.

5. INVESTMENTS

The movements in investments during the nine months ended September 30, 2020, and year ended December 31, 2019 are summarized as follows:

	Marketable Securities (FVTPL)	Marketable Securities (FVTOCI)	Warrants (FVTPL)	Total Investments
Balance as at December 31, 2019	$-	$1,775	$-	$1,775
Additions (Disposals)	11,134	-	9,812	20,946
Gain recorded in other comprehensive loss	-	1,721	-	1,721
Gain (loss) recorded in net loss	2,526	-	(2,952)	(426)
Balance as at September 30, 2020	$13,660	$3,496	$6,860	$24,016

	Marketable Securities (FVTPL)	Marketable Securities (FVTOCI)	Warrants (FVTPL)	Total Investments
Balance as at December 31, 2018	$-	$2,597	$-	$2,597
Additions (Disposals)	-	(1,527)	-	(1,527)
Gain recorded in other comprehensive loss	-	705	-	705
Balance as at December 31, 2019	$-	$1,775	$-	$1,775

The Company holds marketable securities of publicly traded companies as strategic interests and has less than a 10% equity interest in each of the investees above, with the exception of Treasury Metals (Note 3). During the nine months ended September 30, 2020, the Company received the 25 million shares of Auteco (Initial recognition: $740,000, September 30, 2020: $3,460,000) in connection with its option to acquire PC Gold Inc. (Note 6(a)), and 805,698 shares of First Majestic Silver Corp. (Initial recognition: $10,394,000, September 30, 2020: $10,200,000) in connection with its Silver Purchase Agreement (Note 4). Auteco and First Majestic Silver Corp. marketable securities were designated as FVTPL. Other marketable securities are recorded as fair value through other comprehensive income (loss) (“FVTOCI”) in accordance with the Company’s accounting policy.

During the nine months ended September 30, 2020, the Company also received the 11.67 million Treasury Metals Warrants in connection with its Treasury Share Purchase Agreement (Note 3) which were classified as FVTPL.

FIRST MINING GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars unless otherwise noted, tabular amounts are expressed in thousands of Canadian dollars)
(Unaudited)

6. MINERAL PROPERTIES

As at September 30, 2020 and December 31, 2019, the Company has capitalized the following acquisition, exploration, and evaluation costs on its mineral properties:

	Balance December 31, 2019	Concessions, taxes, and royalties	Salaries and share-based payments	Drilling, exploration, and technical consulting	Assaying, field supplies, and environmental	Travel and other expenditures	Option payments received and expenditures recovered	Currency translation adjustments	Disposal, impairment or reclassification	Balance September 30, 2020
Springpole	$76,775	$291	$761	$3,677	$2,254	$599	$-	$-	$-	$84,357
Goldlund	98,894	2	430	796	255	126	-	-	(100,503)	-
Hope Brook	20,071	20	105	77	118	47	-	-	-	20,438
Cameron	27,374	7	82	49	16	17	-	-	-	27,545
Pickle Crow	19,263	35	51	2,437	15	4	-	-	-	21,805
Duquesne	5,133	3	1	5	-	-	-	-	-	5,142
Pitt	2,084	-	-	1	-	-	-	-	-	2,085
Others(1)	2,615	7	4	10	6	2	-	-	3,709	6,353
Canada Total	252,209	$365	$1,434	$7,052	$2,664	$795	$-	$-	$(96,794)	$167,725
Mexico Total	154	5	-	-	-	-	-	8	(167)	-
USA	452	48	-	-	-	-	(48)	11	-	463
Total	$252,815	$418	$1,434	$7,052	$2,664	$795	$(48)	$19	$(96,961)	$168,188

	Balance December 31, 2018	Concessions, taxes, and royalties	Salaries and share-based payments	Drilling, exploration, and technical consulting	Assaying, field supplies, and environmental	Travel and other expenditures	Option payments received and expenditures recovered	Currency translation adjustments	Disposal, impairment or reclassification	Balance December 31, 2019
Springpole	$73,378	$347	$950	$1,058	$488	$554	$-	$-	$-	$76,775
Goldlund	96,604	3	726	1,085	240	236	-	-	-	98,894
Hope Brook	19,581	20	213	105	41	111	-	-	-	20,071
Cameron	27,032	56	87	126	16	57	-	-	-	27,374
Pickle Crow	16,754	31	88	46	2,376	18	(50)	-	-	19,263
Duquesne	5,091	2	3	35	1	1	-	-	-	5,133
Pitt	2,082	-	-	2	-	-	-	-	-	2,084
Others(1)	2,559	3	17	27	8	1	-	-	-	2,615
Canada Total	243,081	$462	$2,084	$2,484	$3,170	$978	$(50)	$-	$-	$252,209
Mexico Total	244	43	22	34	-	-	(179)	(10)	-	154
USA	804	46	-	-	-	-	(25)	(32)	(341)	452
Total	$244,129	$551	$2,106	$2,518	$3,170	$978	$(254)	$(42)	$(341)	$252,815

(1)
Other mineral properties in Canada as at September 30, 2020 and December 31, 2019 include the mining claims and concessions located in the Township of Duparquet, Quebéc, which are near the Company’s Duquesne gold project and Lac Virot property located in the Labrador West Region of Labrador. Other mineral properties in Canada as at September 30, 2020 also include the 1.5% NSR Royalty under the terms of the Treasury Share Purchase Agreement (Note 3), which was reclassified from “Goldlund” to “Others” during the nine months ended September 30, 2020.

The Company has various underlying agreements and commitments with respect to its mineral properties, which define annual ofuture payments in connection with royalty buy-backs or maintenance of property interests.

a)
Pickle Crow Project

On March 12, 2020, the Company and Auteco executed a definitive Earn-In Agreement (the “Earn-In Agreement”) whereby Auteco may earn up to an 80% interest in PC Gold, a wholly-owned subsidiary of First Mining which owns the Pickle Crow Project. Pursuant to the Earn-In Agreement, the Earn-In is comprised of two stages:

●
Stage 1 Earn-In (51% earn-in) – Three-year initial earn-in period to acquire a 51% equity interest in PC Gold by:
o
Spending $5,000,000 on exploration and $1,000,000 on environmental matters on the Pickle Crow Gold Project (or cash payments in lieu), of which $750,000 must be incurred within the first 12 months; and
o
Issuing 100 million shares of Auteco to First Mining.

●
Stage 2 Earn-In (additional 19% to earn-in to 70%) – Upon completion of the Stage 1 Earn-In, Auteco will have a two-year follow-on period to acquire an additional 19% equity interest in PC Gold by:
o
Spending a further $5,000,000 on exploration on the Pickle Crow Gold Project (or cash payments in lieu);
o
Making a $1,000,000 cash payment to First Mining within 90 days of completing the additional exploration spend; and
o
Issuing First Mining a 2% NSR royalty on the Project (1% of which can be bought back for USD$2,500,000) (issued upon completion of the Stage 2 Earn-In).

In addition, upon completion of the Stage 2 Earn-In, Auteco will have an option to acquire an additional 10% equity interest in PC Gold, exercisable any time following completion of the Stage 2 Earn-In, by paying First Mining $3,000,000 in cash. First Mining’s residual 20% interest in the project is carried until a construction decision at Pickle Crow, which is to be made after a final feasibility study and following Auteco having arranged sufficient financing to achieve commercial production. If Auteco should fail to meet such requirements within the applicable time periods, the Earn-In Agreement will terminate and Auteco will be entitled to retain any interest which it has earned-in to prior to the date of termination. During the term of the Earn-In Agreement, Auteco will incur all program costs and manage Pickle Crow exploration activity.

During the nine months ended September 30, 2020, the Company received the scheduled consideration in cash of $100,000 and 25 million shares of Auteco with a fair value on receipt of $740,000 under the terms of the Earn-in Agreement. Auteco incurred a total of $1,750,000 in exploration expenditures during the nine months ended September 30, 2020.

As the Earn-In Agreement provides Auteco the right to earn an interest in PC Gold, rather than a direct interest in the Pickle Crow project, Auteco’s option to acquire PC Gold shares is a financial liability of First Mining. As a derivative, the Option – PC Gold liability is classified as FVTPL.

As there is no observable market data which can be used to determine the fair value of the Option – PC Gold liability, management uses property specific and market-based information to determine whether a significant change in the fair value of the option liability has occurred. Factors that are considered include:

●
Performance of the Auteco share price;
●
The amount or timing of Pickle Crow exploration expenditures incurred;
●
Updates to the NI 43-101 resource report (or Australian equivalent);
●
Milestone payment probability assumptions; and
●
Gold spot prices over the period from the Earn-In Agreement closing to September 30, 2020.

FIRST MINING GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars unless otherwise noted, tabular amounts are expressed in thousands of Canadian dollars)
(Unaudited)

6. MINERAL PROPERTIES (Continued)

As at September 30, 2020, management has estimated a fair value for the Option – PC Gold liability of $2,590,000. Management has concluded that there were no developments in the period since inception that would indicate a material change in fair value and, accordingly, the Option – PC Gold liability remains recorded at the amount received from the counterparty. These amounts include cash, exploration expenditures incurred and the value, at the time of receipt, of the Auteco shares received.

b)
Mexican Property Portfolio

Mineral properties in Mexico as at December 31, 2019 included Miranda, Socorro, San Ricardo, Las Margaritas, Puertecitos, Los Tamales, Geranio, El Apache, El Roble, Batacosa and Lachatao. On April 28, 2020, the Company entered into a share purchase agreement with a third-party private company (the “Purchaser”) pursuant to which the Purchaser acquired all of the issued and outstanding shares of 0924682 B.C. Ltd. and 1089568 B.C. Ltd., two wholly-owned subsidiaries of the Company that held all of the shares of two Mexican subsidiaries which owned all of the Company’s Mexican mineral properties. Consideration consisted of a nominal amount of cash, and the grant to the Company of a 2% NSR on 10 of the 11 mineral properties. From the date of this sale transaction, First Mining no longer holds any mineral properties in Mexico. The transaction resulted in a $303,000 loss on disposal of subsidiaries recorded on the statement of net loss and comprehensive loss for the nine months ended September 30, 2020, and recycling of currency translation adjustment on disposal of Mexican subsidiaries amounting to $630,000.

7. MINERAL PROPERTY INVESTMENTS

The Company, through its subsidiary Clifton Star Resources Inc. (“Clifton”), has a 10% equity interest in the shares of Beattie Gold Mines Ltd., 2699681 Canada Ltd., and 2588111 Manitoba Ltd which directly or indirectly own various mining concessions and surface rights, collectively known as the Duparquet gold project.

Mineral property investments (which comprise equity interests in the shares of the three private companies) are classified as FVTOCI, with changes in fair value recorded in other comprehensive income (loss).

As there is no observable market data which can be used to determine the fair value of the Company’s mineral property investments, management uses property specific and market-based information to determine whether a significant change in the fair value of these investments has occurred. Factors that are considered include:

●
Changes in the economic and regulatory environment for the jurisdiction in which the Duparquet Gold project is located;
●
Gold spot prices over the period from the acquisition of the investment to September 30, 2020;
●
The Company’s market capitalization per in-situ ounce which are attributable to the Duparquet Gold project; and
●
Recent transactions involving mineral properties located in Quebec.

During the nine months ended September 30, 2020, management determined, as a function of the rising gold price environment, that there was an increase in the fair value of mineral property investments and a fair value gain of $1,326,000 was recorded during the nine months ended September 30, 2020 (nine months ended September 30, 2019 - $nil) (Note 15). As at September 30, 2020, the fair value of the Company’s mineral property investments is $6,724,000 (December 31, 2019 - $5,398,000).

8. RELATED PARTY TRANSACTIONS

The Company’s related parties consist of the Company’s Directors and Officers, and any companies associated with them.

Key management includes the Directors and Officers of the Company. The compensation paid or payable to key management for services during the three and nine months ended September 30, 2020 and 2019 is as follows:

Service or Item	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
Directors’ fees	$58	$133	$201	$217
Salaries and consultants’ fees	283	249	839	761
Share-based payments (non-cash)	137	347	778	1,380
Total	$478	$729	$1,818	$2,358

9. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Category	September 30, 2020	December 31, 2019
Accounts payable	$1,301	$768
Other accrued liabilities	779	630
Total	$2,080	$1,398

10. ENVIRONMENTAL RECLAMATION PROVISION

The Company has an obligation to undertake decommissioning, restoration, rehabilitation and environmental work when environmental disturbance is caused by the exploration and development of a mineral property. As at September 30, 2020, the Company estimates that the environmental reclamation provision for the Pickle Crow Gold Project held by its subsidiary, PC Gold Inc, is $2,376,000 (December 31, 2019 - $2,355,000). Upon completion of the Stage 1 earn-in by AuTeco Minerals Inc., the Company’s ownership of PC Gold Inc. would be reduced to 49% and the Company’s liability would reduce by a commensurate percentage. The liability was estimated based on management’s interpretation of current regulatory requirements and is recognized at the present value of such costs. The recorded amount has been measured using a risk-free discount rate of 1.67% based on a Canadian government bond and an inflation rate of 2%. The cash outflows in respect of the provision are expected to occur over the next eight years.

FIRST MINING GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars unless otherwise noted, tabular amounts are expressed in thousands of Canadian dollars)
(Unaudited)

10. ENVIRONMENTAL RECLAMATION PROVISION (Continued)

	September 30, 2020	December 31, 2019
Balance, beginning of period	$2,355	$-
Additions to present value of environmental reclamation provision	-	2,355
Interest or accretion expense	21	-
Balance, end of period	$2,376	$2,355

Statements of Financial Position Presentation	September 30, 2020	December 31, 2019
Current portion of environmental reclamation provision	$1,005	$716
Non-current environmental reclamation provision	1,371	1,639
Total	$2,376	$2,355

11. SHARE CAPITAL

a) Authorized

Unlimited number of common shares with no par value.
Unlimited number of preferred shares with no par value.

b) Issued and Fully Paid

Common shares: 692,591,453 (December 31, 2019 – 591,997,138).
Preferred shares: nil (December 31, 2019 – nil).

Bought Deal Financing

On August 26, 2020, the Company closed a bought deal offering (the “August Offering”). Pursuant to the August Offering, the Company issued 57,500,000 units of the Company (the “Bought Deal Units”) at a price of $0.50 per Bought Deal Unit for gross proceeds of $28,750,000. In connection with the August Offering, the Company paid issuance costs of $2,103,000 in cash, including professional fees, underwriters’ commission, and underwriters’ legal fees. Each Bought Deal Unit consists of one common share of the Company and one-half of one common share purchase warrant (each whole common share purchase warrant, a “Bought Deal Warrant”). Each Bought Deal Warrant entitles the holder to acquire one common share of the Company for a period of 24 months following the closing of the August Offering at a price of $0.70. An amount of $23,485,000 ($25,339,000 net of allocated issuance costs of $1,854,000) was recorded in share capital. The Bought Deal Warrants were valued at $3,162,000 ($3,411,000 net of allocated issuance costs of $249,000) using the relative fair value method.

ATM distributions

On August 20, 2019, First Mining announced it had entered into an at‐the‐market ("ATM") equity distribution agreement with Cantor Fitzgerald Canada Corporation (“Cantor”) as agent pursuant to which First Mining may, at its discretion and from time‐to‐time, sell up to $15.0 million of common shares of the Company to the public at the prevailing market price of the Company’s common shares on the TSX at the time of such sale. The sale of these common shares will be made through “at‐the‐market distributions” as defined in the Canadian Securities Administrators’ National Instrument 44‐102 Shelf Distributions, including sales made directly on the TSX, or any other recognized marketplace upon which the Company’s common shares are listed or quoted or where the common shares are traded in Canada. During the nine months ended September 30, 2020, First Mining sold 532,000 common shares of the Company under the ATM program at an average price of $0.24 per common share for gross proceeds of $129,000, or net proceeds of $125,000 after deducting the commission of $4,000 paid to Cantor in respect of these ATM sales.

Non-Brokered Private Placement Financing

On March 6, 2020, the Company completed a non-brokered private placement raising aggregate gross proceeds of $8,532,000 (the “March Offering”). Pursuant to the March Offering, the Company issued an aggregate of 27,420,318 units of the Company (the “Units”) at a price of $0.22 per Unit for gross proceeds of $6,032,000 and 10,000,000 flow-through units of the Company (the “FT Units”) at a price of $0.25 per FT Unit for gross proceeds of $2,500,000. In connection with the March Offering, the Company paid issuance costs of $158,000 in cash. Each Unit consisted of one common share of the Company and one-half of one common share purchase warrant (each whole common share purchase warrant, a "Warrant"). Each Warrant entitles the holder to acquire one common share of the Company for a period of 36 months from the date of issuance at a price of $0.33. Each FT Unit consisted of one flow-through common share of the Company that qualifies as a "flow-through share" for the purposes of the Income Tax Act (Canada) (the “ITA”) and one-half of one Warrant on the same terms as the Warrants forming part of the Units. An amount of $7,274,000 ($7,410,000 net of allocated issuance costs of $136,000) was recorded in share capital. The Warrants were valued at $1,100,000 ($1,122,000 net of allocated issuance costs of $22,000) using the relative fair value method, and the remaining $300,000, representing the implied premium, was recorded as a flow-through share premium liability (Note 12).

Private Placement Equity Financing with Ausenco

First Mining has entered into an agreement with Ausenco Engineering Canada Inc. (“Ausenco”) to complete a PFS for the Company’s Springpole Gold Project. Ausenco or an affiliate will be entitled to receive approximately $1,600,000 in fees thereunder. Pursuant to the agreement with Ausenco, on January 15, 2020 the Company closed a private placement with Ausenco, for gross cash proceeds of approximately $750,000 in respect of its subscription for common shares (the “Ausenco Offering”). Pursuant to the Ausenco Offering, First Mining issued 2,777,777 common shares to Ausenco at a price of $0.27 per common share. First Mining then prepaid $750,000 to Ausenco for the first tranche of work under the PFS. During the nine months ended September 30, 2020, PFS services valued at $750,000 were provided to the Company.

c) Warrants

The movements in warrants during the nine months ended September 30, 2020 and year ended December 31, 2019 are summarized as follows:

FIRST MINING GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars unless otherwise noted, tabular amounts are expressed in thousands of Canadian dollars)
(Unaudited)

11. SHARE CAPITAL (Continued)

	Number	Weighted average exercise price
Balance as at December 31, 2018	20,116,855	$0.99
Warrants issued	12,845,383	0.40
Warrants exercised	(214,200)	0.20
Warrants expired	(16,875,040)	1.10
Balance as at December 31, 2019	15,872,998	$0.41
Warrants issued	77,460,159	0.49
Warrants exercised	(247,500)	0.34
Balance as at September 30, 2020	93,085,657	$0.48

The following table summarizes information about warrants outstanding as at September 30, 2020:

Exercise price	Number of warrants outstanding	Weighted average exercise price ($ per share)	Weighted average remaining life (years)
$0.33	18,512,659	$0.33	2.41
$0.40	42,795,383	$0.40	3.82
$0.44	3,027,615	$0.44	0.71
$0.70	28,750,000	$0.70	1.90
	93,085,657	$0.48	2.85

The Warrants issued during the nine months ended September 30, 2020 and year ended December 31, 2019 (excluding warrants issued to First Majestic under the terms of the Silver Purchase Agreement (Note 4)) have been valued using the Black-Scholes option pricing model with the following weighted average assumptions:

	Nine months ended	Year ended
	September 30, 2020	December 31, 2019
Risk-free interest rate	0.85%	1.55%
Expected life (years)	2.39 years	3.00 years
Expected volatility(1)	68.36%	67.22%
Expected dividend yield	Nil	Nil

d) Stock Options

The Company has adopted a stock option plan that allows for the granting of stock options to Directors, Officers, employees and certain consultants of the Company for up to 10% of the Company’s issued and outstanding common shares. Stock options granted under the plan may be subject to vesting provisions as determined by the Board of Directors.

The movements in stock options during the nine months ended September 30, 2020 and year ended December 31, 2019 are summarized as follows:

	Number	Weighted average exercise price
Balance as at December 31, 2018	48,265,000	$0.61
Granted – January 7, 2019	5,000,000	0.40
Granted – April 1, 2019	750,000	0.40
Granted – April 29, 2019	2,000,000	0.40
Options expired	(7,700,000)	0.68
Options forfeited	(1,387,500)	0.50
Balance as at December 31, 2019	46,927,500	$0.57
Granted – January 31, 2020	8,750,000	0.25
Granted – April 1, 2020	1,100,000	0.25
Options exercised	(2,092,500)	0.30
Options expired	(1,800,000)	0.40
Options forfeited	(4,250,000)	0.56
Balance as at September 30, 2020	48,635,500	$0.52

The weighted average closing share price at the date of exercise for the nine months ended September 30, 2020 was $0.42 (September 30, 2019 – $nil). 2,092,500 stock options were exercised during the nine months ended September 30, 2020 (September 30, 2019 – Nil).

The following table summarizes information about the stock options outstanding as at September 30, 2020:

	Options Outstanding			Options Exercisable
Exercise price	Number of options	Weighted average exercise price ($ per share)	Weighted average remaining life (years)	Number of options	Weighted average exercise price ($ per share)	Weighted average remaining life (years)
$0.01 – 0.50	28,350,000	$0.37	3.44	22,287,500	$0.37	3.29
$0.51 – 1.00	20,285,000	0.75	1.36	20,285,000	0.75	1.36
	48,635,000	$0.52	2.57	42,572,500	$0.55	2.38

During the nine months ended September 30, 2020, there were 9,850,000 (September 30, 2019 – 7,750,000) stock options granted with an aggregate fair value of $1,170,000 (September 30, 2019 – $1,550,000), or a weighted average fair value of $0.12 per option (September 30, 2019 – $0.20). As at September 30, 2020, 6,062,500 (September 30, 2019 – 11,350,000) stock options remain unvested with an aggregate grant date fair value of $347,000 (September 30, 2019 - $1,155,000).

FIRST MINING GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars unless otherwise noted, tabular amounts are expressed in thousands of Canadian dollars)
(Unaudited)

11. SHARE CAPITAL (Continued)

Certain stock options granted were directly attributable to exploration and evaluation expenditures on mineral properties and were therefore capitalized to mineral properties. In addition, certain stock options were subject to vesting provisions. These two factors result in differences between the aggregate fair value of stock options granted and total share-based payments expensed during the periods. Total share-based payments expense during the periods ended September 30, 2020 and September 30, 2019 was classified within the financial statements as follows:

	For the three months ended September 30,		For the nine months ended September 30,
Statements of Net Loss:	2020	2019	2020	2019
General and administration	$74	$155	$435	$720
Exploration and evaluation	44	46	116	113
Investor relations and marketing communications	10	67	132	283
Corporate development and due diligence	-	64	94	265
Subtotal	$128	$332	$777	$1,381
Statements of Financial Position:
Mineral Properties	39	119	389	482
Total	$167	$451	$1,166	$1,863

The grant date fair value of the stock options recognized in the period has been estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

	Nine months ended	Year ended
	September 30, 2020	December 31, 2019
Risk-free interest rate	1.94%	2.20%
Share price at grant date (in dollars)	$0.22	$0.36
Exercise price (in dollars)	$0.25	$0.40
Expected life (years)	4.96 years	5.00 years
Expected volatility(1)	69.20%	71.86%
Forfeiture rate	5.00%	5.00%
Expected dividend yield	Nil	Nil

(1)
The computation of expected volatility was based on the Company’s historical price volatility, over a period which approximates the expected life of the option.

12. FLOW-THROUGH SHARE PREMIUM LIABILITY

The following is a continuity schedule of the liability portion of the Company’s flow-through share issuances:

	February 14, 2020	December 18, 2019	May 16, 2019	Total
Balance, December 31, 2018	$-	$-	$-	$-
Liability incurred for flow-through shares issued May 16, 2019	-	-	475	475
Settlement of flow-through share premium liability upon incurring eligible expenditures		-	(430)	(430)
Liability incurred for flow-through shares issued December 18, 2019	-	296	-	296
Balance, December 31, 2019	$-	$296	$45	$341
Liability incurred for flow-through shares issued February 14, 2020	300	-	-	300
Settlement of flow-through share premium liability upon incurring eligible expenditures	(300)	(248)	(45)	(593)
Balance, September 30, 2020	$-	$48	$-	$48

As at September 30, 2020, the Company had $321,000 (December 31, 2019 - $2,178,000) of unspent flow-through expenditure commitments related to the December 18, 2019 issuance.

13. OPERATING EXPENSES

Components by nature of the Company’s significant functional operating expense categories are as follows:

	For the three months ended September 30, 2020		For the three months ended September 30, 2019
	General and administration	Investor relations and marketing communications	General and administration	Investor relations and marketing communications
Administrative and office	$67	$9	$90	$38
Consultants	(45)	-	20	1
Depreciation	40	-	3	-
Directors fees	58	-	133	-
Investor relations and marketing communications	-	241	1	66
Professional fees	47	-	262	-
Salaries	171	56	177	45
Share-based payments (non-cash) (Note 11(d))	74	10	155	67
Transfer agent and filing fees	25	25	56	-
Travel and accommodation	4	5	17	13
Total	$441	$346	$914	$230

FIRST MINING GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars unless otherwise noted, tabular amounts are expressed in thousands of Canadian dollars)
(Unaudited)

13. OPERATING EXPENSES (Continued)

	For the nine months ended September 30, 2020		For the nine months ended September 30, 2019
	General and administration	Investor relations and marketing communications	General and administration	Investor relations and marketing communications
Administrative and office	$172	$25	$291	$45
Consultants	97	10	50	30
Depreciation	104	-	10	-
Directors fees	201	-	217	-
Investor relations and marketing communications	3	509	1	477
Professional fees	714	-	503	-
Salaries	556	159	566	106
Share-based payments (non-cash) (Note 11(d))	435	132	720	283
Transfer agent and filing fees	147	41	155	1
Travel and accommodation	20	16	42	21
Total	$2,449	$892	$2,555	$963

14. SEGMENT INFORMATION

The Company operates in a single reportable operating segment, being the acquisition, exploration, and development of North American mineral properties. Geographic information about the Company’s non-current assets, excluding financial instruments, as at September 30, 2020 and December 31, 2019 is as follows:

Non-current assets	September 30, 2020	December 31, 2019
Canada	$231,774	$253,587
USA	466	454
Mexico	-	252
Total	$232,240	$254,293

15. FAIR VALUE

Fair values have been determined for measurement and/or disclosure purposes based on the following methods.

The Company characterizes fair value measurements using a hierarchy that prioritizes inputs depending on the degree to which they are observable. The three levels of the fair value hierarchy are as follows:

●
Level 1: fair value measurements are quoted prices (unadjusted) in active markets for identical assets or liabilities;
●
Level 2: fair value measurements are those derived from inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and
●
Level 3: fair value measurements are those derived from valuation techniques that include significant inputs for the asset or liability that are not based on observable market data (unobservable inputs).

FIRST MINING GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars unless otherwise noted, tabular amounts are expressed in thousands of Canadian dollars)
(Unaudited)

15. FAIR VALUE (Continued)

The carrying values of cash and cash equivalents, current accounts receivables, and accounts payable and accrued liabilities approximated their fair values because of the short-term nature of these financial instruments. These financial instruments are classified as financial assets and liabilities at amortized cost.

The carrying value of the non-current reclamation deposit approximated its fair values as the amount is represented by a cash deposit. This financial instrument is classified as a financial asset at amortized cost.

The carrying value of investments (except for Treasury Metals Warrants) was based on the quoted market prices of the shares as at September 30, 2020 and was therefore considered to be Level 1. The fair value of Treasury Metals Warrants is determined using some Level 2 inputs, as the Black-Scholes valuation model incorporates Treasury Metals’ share price volatility.

The mineral property investments (First Mining’s 10% equity interest in three privately held companies that own the Duparquet Gold Project) are classified as financial assets at FVTOCI. The fair value of the mineral property investments was not based on observable market data and was therefore considered to be Level 3. The initial fair value of the mineral property investments was determined based on attributable pro-rata gold ounces for the Company’s 10% indirect interest in the Duparquet project, which formed part of the identifiable assets from the acquisition of Clifton.

As the Earn‐In Agreement provides Auteco the right to earn an interest in PC Gold, rather than a direct interest in the Pickle Crow project, Auteco’s option to acquire PC Gold shares is a financial liability of First Mining. As a derivative, the Pickle Crow project option liability is classified as financial liability at FVTPL. The carrying value of the Option - Pickle Crow Gold Project was not based on observable market data and involved complex valuation methods and was therefore considered to be Level 3. The initial fair value of the Option – Pickle Crow Gold Project was determined based on initial consideration in cash of $100,000, 25 million shares of Auteco with a fair value upon receipt of $740,000 and exploration expenditures incurred by Auteco under the terms of the Earn-in Agreement. Scenarios which may result in a significant change in fair value include, among others, performance of the Auteco share price, the amount or timing of Pickle Crow exploration expenditures incurred or updates to the NI 43-101 (or Australian equivalent) resource report. During the nine months ended September 30, 2020, management concluded that there was no significant change in the fair value of the Option – PC Gold liability.

The Silver Stream was determined to be a derivative liability, which is classified as a financial liability at FVTPL. The carrying value of the derivative liability was not based on observable market data and involved complex valuation methods and was therefore considered to be Level 3.

The following table presents the Company’s fair value hierarchy for financial assets and liabilities that are measured at fair value:

	September 30, 2020				December 31, 2019
		Fair value measurement				Fair value measurement
	Carrying value	Level 1	Level 2	Level 3	Carrying value	Level 1	Level 2	Level 3
Financial assets:
Investments (Notes 3, 5)	$24,016	$17,156	$6,860	$-	$1,775	$1,775	$-	$-
Mineral property investments (Note 7)	6,724	-	-	6,724	5,398	-	-	5,398
Financial liabilities:
Silver Stream derivative liability (Note 4)	13,490	-	-	13,490	-	-	-	-
Option – PC Gold (Note 6(a))	$2,590	$-	$-	$2,590	$-	$-	$-	$-

During the nine months ended September 30, 2020 there have been no transfers of amounts between Level 1, Level 2, and Level 3 of the fair value hierarchy.

16. SUBSEQUENT EVENTS

Exercise and Forfeiture of Stock Options and Warrants

Subsequent to September 30, 2020, 625,000 stock options were forfeited, and 950,000 stock options were exercised for gross proceeds of $380,000.

Stock Options Grant

Subsequent to September 30, 2020, the Company granted 800,000 incentive stock options to a new Director and a new employee, and 100,000 incentive stock options to a consultant of the Company under the terms of its stock option plan. The stock options have an exercise price of $0.43 per share and are exercisable for a period of five years from the grant date.